SECURI' 09056467 ISSION

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SEC FILE NUMBER
8- 40696

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
First American Municipals, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 Corporate Drive
(No. and Street)

Langhorne	PA	19047-8013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia K. Poprik (215) 504-9300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia K. Poprik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Municipals, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*SIPC has suspended assessments based on net operating revenue, a SIPC Supplemental Report is not required.

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying statement of financial condition of First American Municipals, Inc. as of December 31, 2008 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 5, 2009

Sanville & Company
Certified Public Accountants

First American Municipals, Inc.
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents (Note 2)	$ 403,231
Deposit with clearing organization	50,000
Accounts receivable	144,572
Furniture and equipment, net of $19,454 of accumulated depreciation	1,474
Other	8,125
Total assets	$ 607,402
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 224,942
Total liabilities	224,942
Commitments and contingent liabilities	
Stockholders' Equity:	
Common stock, $1 par; authorized - 1,000 shares, issued 200 shares;	200
Additional paid in capital	119,360
Retained earnings	340,958
	460,518
Less common stock held in treasury, 49 shares, at cost	(78,058)
Total stockholders' equity	382,460
Total liabilities and stockholders' equity	$ 607,402

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Income
For the Year Ended December 31, 2008

REVENUE	
Consulting services	$ 1,025,534
Commission and fees	84,757
Other	6,225
Interest	6,615
Total revenue	1,123,131
EXPENSES	
Employee compensation and benefits	794,740
Clearing and regulatory fees	34,219
Contributions	5,500
Depreciation expense	382
Dues and subscriptions	24,532
Equipment rental	25,360
Insurance	77,994
Office supplies and expense	14,781
Other occupancy costs	1,918
Professional fees	9,749
Rent	21,303
Telephone	6,111
Travel and entertainment	8,224
Underwriting	15,000
Utilities	5,484
Total expenses	1,045,297
Income before income taxes	77,834
State and city income taxes	9,870
Net income	$ 67,964

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2007	200	$ 200	$ 119,360	$ 272,994	$ (78,058)	$ 314,496
Net income	-	-	-	67,964	-	67,964
Balance, December 31, 2008	200	$ 200	$ 119,360	$ 340,958	$ (78,058)	$ 382,460

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2008

Subordinated borrowings at December 31, 2007	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements.

First American Municipals, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 67,964
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	382
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(107,221)
Other assets	3,715
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	167,109
Net cash provided by operating activities	131,949
Cash flows from financing activities:	
Acquisition of fixed assets	(1,419)
Net cash expended in financing activities	(1,419)
Net increase in cash	130,530
Cash at beginning of year	272,701
Cash at end of year	$ 403,231
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 5,776
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

First American Municipals, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the Commonwealth of Pennsylvania and provides brokerage services and financial consulting services to its clientele. The Company operates pursuant to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (as amended) and accordingly, is exempt from the remaining provisions of that rule. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues and Expenses – Commissions and fees from brokerage services are earned upon the closing of a transaction. Fees from consulting services, which are recognized when earned, primarily relate to investment portfolio restructuring. Expenses are recognized on an accrual basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and Cash Equivalents – Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

Income Taxes – The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and certain state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal income taxes have been recognized in the accompanying financial statements. Provisions for state and city income taxes have been made to the extent applicable states and cities do not recognize, or the stockholders have not elected, "S" corporation status.

Concentration of Credit Risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

3. PENSION PLAN

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $143,850 in 2008.

4. COMMITMENTS

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2009. The Company also leases office space and computer equipment in New York.

New York office space is under a non-cancelable operating lease with a term of five years which expires in 2012. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount. New York computer equipment is under an operating lease agreement which expires in 2009.

Future minimum lease payments under these leases are as follows:

2009	$ 41,240
2010	37,823
2011	38,768
2012	6,623

Rent expense for all operating leases was $40,790 in 2008.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to1. At December 31, 2008, the Company had net capital of $370,333, which was $270,333 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .6 to 1 as of December 31, 2008.

6. NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 – Accounting for Uncertainty in Income Taxes on November 1, 2007. FASB Interpretation No. 48 requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merits, have a more than fifty percent likelihood of being sustained upon examination. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not being sustained. Management of the Company does not believe that any adjustments were necessary to the financial statements at adoption.

In March 2008, FASB issued the Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial statements. Management is currently evaluating the impact the adoption of SFAS 161 will have on the Company's financial statements and related disclosures.

Schedule I

First American Municipals, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	382,460
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		382,460
Deductions and/or charges:		
Non-allowable assets:		
Net fixed assets		1,474
Prepaid expenses and other assets		8,125
Total non-allowable assets		9,599
Net capital before haircuts		372,861
Haircuts		2,528
Net capital	$	370,333
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition	$	224,942
Percentage of aggregate indebtedness to Net Capital		61%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0

First American Municipals, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $224,942)	$	14,996
Minimum dollar Net Capital requirement of reporting broker or dealer	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	270,333
Excess Net Capital at 1000%	$	347,839

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

Schedule II

First American Municipals, Inc.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Board of Directors
First American Municipals, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First American Municipals, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 5, 2009

Saville & Company
Certified Public Accountants

First American Municipals, Inc.
Financial Statements
and
Supplemental Schedules Pursuant to SEC Rule 17a-5

December 31, 2008